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FOR IMMEDIATE RELEASE
WEDNESDAY, JUNE 10, 1998

WEDGESTONE FINANCIAL
ERIC H. LEE
CHIEF FINANCIAL OFFICER
(626) 960-6762


                  WEDGESTONE FINANCIAL COMPLETES TENDER OFFER

     Irwindale, California, June 10, 1998--Wedgestone Financial (Nasdaq: WDGF) announced today that its tender offer, dated May 8, 1998, to purchase all of its outstanding shares of beneficial interest at $0.67 per share, net to the seller, had expired as scheduled at 5:00 p.m., New York City time on Tuesday, June 9, 1998.

     Based on a preliminary count, 6,361,013 shares of beneficial interest of Wedgestone Financial were tendered and accepted for payment pursuant to the tender offer. The tendered shares represent approximately 77% of the total shares that were outstanding prior to the consummation of the tender offer, excluding shares held by management, JCS Management Co., Inc., PFG Corp., RAB Management Corp., JMS Holdings Co., Inc. and Stockwood LLC (collectively, the "Investors"). The Investors hold 14,155,187 shares of beneficial interest of Wedgestone Financial and these shares were not tendered as disclosed in the tender offer. After effect to the tender offer, the Investors own approximately 91.5% of the shares of beneficial interest of Wedgestone Financial.

     Headquartered in Irwindale, California, Wedgestone Financial is primarily engaged in the manufacture and distribution of automotive aftermarket products for the light duty truck market.